# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Altamira Therapeutics Ltd., CIK 0001601936
CUSIP: G0360L134
Title of class of securities: Common Stock, par value $0.002 per share
Address of issuer's principal executive offices: Clarendon House, 2 Church Street, Hamilton, Bermuda (D0), HM 11
Date of event which requires filing of this statement: 04/30/2025
Filed by CIK 0001616410
Persons authorized to receive notices and communications: Thomas Meyer, Clarendon House, 2 Church Street, Hamilton, Bermuda (D0), HM 11, 1 441 295 59 50

## Reporting persons
- Thomas Meyer (CIK 0001616410): type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); source of funds: personal funds (PF); sole voting power 1,079,843; shared voting power 0; sole dispositive power 1,079,843; shared dispositive power 0; aggregate amount beneficially owned 1,079,843 (18.9% of the class)
  Comment: The foregoing beneficial ownership percentage is based upon 5,715,472 common shares, par value $0.002 per share (the "Common Shares") of Altamira Therapeutics Ltd., a Bermuda corporation (the "Issuer"), issued and outstanding as of April 30, 2025 based on information from the Issuer. The Reporting Person beneficially owns 1,079,843 Common Shares consisting of 1,074,312 Common Shares and warrants and options to purchase up to 5,531 Common Shares exercisable within sixty (60) days of the date hereof.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.002 per share
Name of issuer: Altamira Therapeutics Ltd.
Address of issuer's principal executive offices: Clarendon House, Hamilton, Bermuda (D0), HM 11
Comment: This Amendment No. 14 (the "Amendment") amends and supplements the Schedule 13D filed by the Reporting Person (as defined in the Schedule 13D) with the Securities and Exchange Commission (the "SEC") on April 3, 2018, as amended on July 23, 2018, as further amended on November 21, 2018, as further amended on June 13, 2018, as further amended on August 12, 2019, as further amended on August 20, 2020, as further amended on October 6, 2020, as further amended on December 4, 2020, as further amended on May 21, 2021, as further amended on May 12, 2022,as further amended on September 13, 2022, as further amended on January 18, 2023, as further amended on April 17, 2023 and as further amended on March 13, 2024 (the "Schedule 13D"). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: N/A
Residence or business address: N/A
Present principal occupation or employment: N/A
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: N/A

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Schedule 13D is hereby amended to be supplemented by the following: On April 30, 2025, in lieu of a cash bonus, the Reporting Person received 1,053,392 common shares, par value $0.002 per share (the "Common Shares"). Such share issuance was approved by the Compensation Committee of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction: N/A

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 of Schedule 13D is hereby amended and restated in full as follows: The information contained on the cover pages to the Schedule 13D is incorporated by reference herein. As of the date hereof, there are 5,715,472 Common Shares outstanding. The Reporting Person beneficially owns 1,079,843 Common Shares including Common Shares that the Reporting Person has the right to acquire within sixty (60) days of the date hereof upon exercise of outstanding options and warrants, representing 18,9% of the class.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person holds sole power to vote and dispose over all of the Common Shares of the Issuer that he beneficially owns.
Transactions in the class effected during the past sixty days: The information provided in Item 3 and Item 4 of the Schedule 13D is incorporated by reference herein. Except as described herein, during the past sixty (60) days on or prior to April 30, 2025 (the "Event Date"), and from the Event Date to the date hereof, there were no other purchases or sales of Common Shares, or securities convertible into or exchangeable for Common Shares, by the Reporting Person or any person or entity for which the Reporting Person possesses voting or dispositive control over the securities thereof.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Signatures
- Thomas Meyer: /s/ Thomas Meyer, Thomas Meyer (05/06/2025)